November 19, 2010
Jeffrey P. Berg direct dial: 310.820.8800 jberg@bakerlaw.com
United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-0404 Attn: Sirimal Mukerjee, Esq.

Re:           Searchlight Minerals Corp.
Registration Statement on Form S-3
(File No. 333-169993)
Dear Mr. Mukerjee:

Per our earlier conversation, Searchlight Minerals Corp. is hereby requesting that the effective date of the Registration Statement on Form S-3 (File No. 333-169993) be accelerated to Tuesday, November 23, 2010 at 2:00 p.m. (Eastern Time), or as soon thereafter as is practicable.  We enclose copies of the Company’s request for acceleration and the additional acknowledgement letter, each dated as of November 19, 2010.

Please contact me at (310) 820-8800 if you have any further questions.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

CC:	MARTIN B. ORING
CARL S. AGER
MELVIN L. WILLIAMS